SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Change of Director’s Interest

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Geoffrey Kempler
Date of Last Notice:	17 April 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15 December 2006

No. of securities held prior to change
	Shares	Options
Direct	30,000	1,000,000
Indirect	17,025,000	-
Total	17,055,000	1,000,000

Class	Options

 Number acquired
	Shares	Options
Direct	-	1,000,000
Indirect	-	-
Total	-	1,000,000

Number disposed	NIL

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

No. of securities held after change
	Shares	Options
Direct	30,000	2,000,000
Indirect	17,025,000	-
Total	17,055,000	2,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 3 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

www.thecfo.com.au

10.04.2006

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Colin Masters
Date of Last Notice:	10 April 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15 December 2006

No. of securities held prior to change
	Shares	Options
Direct	166,666	1,000,000
Indirect	18,000	-
Total	184,666	1,000,000

Class	Options

Number acquired
	Shares	Options
Direct	-	1,000,000
Indirect	-	-
Total	-	1,000,000

Number disposed	NIL

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 4 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

No. of securities held after change
	Shares	Options
Direct	166,666	2,000,000
Indirect	18,000	-
Total	184,666	2,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 4 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

www.thecfo.com.au

10.04.2006

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	George Mihaly
Date of Last Notice:	17 December 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15 December 2006

No. of securities held prior to change
	Shares	Options
Direct	166,666	300,000
Indirect	60,000	-
Total	226,666	300,000

Class	Options

Number acquired
	Shares	Options
Direct	-	300,000
Indirect	-	-
Total	-	300,000

Number disposed	NIL

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 6 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

No. of securities held after change
	Shares	Options
Direct	166,666	600,000
Indirect	60,000	-
Total	226,666	600,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 6 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

www.thecfo.com.au

10.04.2006

 + See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Peter Marks
Date of Last Notice:	10 April 2006

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15 December 2006

No. of securities held prior to change
	Shares	Options
Direct	-	-
Indirect	43,111	300,000
Total	43,111	300,000

Class	Options

Number acquired
	Shares	Options
Direct	-	300,000
Indirect	-	-
Total	-	300,000

Number disposed	NIL

 + See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 7 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

No. of securities held after change
	Shares	Options
Direct	-	300,000
Indirect	43,111	300,000
Total	43,111	600,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 7 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

www.thecfo.com.au

10.04.2006

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Brian Meltzer
Date of Last Notice:	17 December 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director related entity

Date of change	15 December 2006

No. of securities held prior to change
	Shares	Options
Direct	-	-
Indirect	326,666	300,000
Total	326,666	300,000

Class	Options

Number acquired
	Shares	Options
Direct	-	-
Indirect	-	300,000
Total	-	300,000

Number disposed	NIL

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 5 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

No. of securities held after change
	Shares	Options
Direct	-	-
Indirect	326,666	600,000
Total	326,666	600,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the Prana Biotechnology Limited Employee Share & Option Incentive Plan, as per Resolution 5 of the Annual General Meeting of Prana Biotechnology Limited held on 30th November 2006.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

www.thecfo.com.au

10.04.2006

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  December 18, 2006

+ See chapter 19 for defined terms.